UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 28 August 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓      Form 40-F    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



# MEDIA RELEASE

## Gold Fields appoints new non-executive director

*Johannesburg, 28 August 2018:* Gold Fields Limited (JSE, NYSE: GFI) is pleased to announce the appointment of Phuti Mahanyele (47) as independent non-executive director to the Board of Gold Fields. The appointment of Ms Mahanyele takes effect on 1 September 2018.

Gold Fields Chairperson Cheryl Carolus said the appointment of Ms Mahanyele will offer the Company a strong financial, infrastructure development and commercial skills set as she has extensive experience in these areas.

Ms Mahanyele runs her own finance capital, Sigma Capital, which she founded in 2016 after spending 12 years with the Shanduka Group. At Shanduka she first managed Shanduka Energy before becoming CEO of the company. Prior to Shanduka she worked at international investment banking firm Fieldstone for six years.

Ms Mahanyele currently holds non-executive directorships at Blue Label, Comair and Discovery Insure and is on the advisory board of Stellenbosch University's Business School. In 2014 she was chosen as Forbes' Africa Business Woman of the Year.

The appointment has been made in terms of paragraph 3.59 (a) of the Listing Requirements of the JSE Limited.

**Enquiries**

**Investors**

Avishkar Nagaser
Tel:  +27 11 562-9775
Mobile:  +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel:  +27 11 562 9849
Mobile:  +27 72 493 5170
Email:  Thomas.Mengel@goldfields.com

**Media**

Sven Lunsche
Tel:  +27 11 562-9763

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel  +27 11 562 9700
Fax  +27 11 562 9838
www.goldfields.com

**Investor Enquiries**

Avishkar Nagaser
Tel       +27 11 562 9775
Mobile   +27 82 312 8692
email    Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel       +27 11 562 9849
Mobile   +27 72 493 5170
email    Thomas.Mengel@goldfields.com

**Media Enquiries**

Sven Lunsche
Tel       +27 11 562 9763
Mobile   +27 83 260 9279
email    Sven.Lunsche@goldfields.com

Mobile:  +27 83 260 9279
Email :  Sven.Lunsche@goldfields.com

ends

**Notes to editors**

**About Gold Fields**

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces.  It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds.  Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

**Sponsor:** J.P. Morgan Equities South Africa (Pty) Ltd

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 28 August 2018

By:       /s/ Nicholas J. Holland

Name:   Nicholas J. Holland
Title:    Chief Executive Officer